December 26, 2024

Christopher Whitten Bernard
Chief Executive Officer
Metsera, Inc.
3 World Trade Center
175 Greenwich Street
New York, New York 10007

       Re: Metsera, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 12, 2024
           CIK No. 0002040807
Dear Christopher Whitten Bernard:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 2, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Our Approach, page 4

1. We note your response to prior comment 8, including your disclosure that the work was "initially led by Professor Stephen R. Bloom at his lab at Imperial College
       London," and reissue. Please revise your disclosure here to clarify how you acquired your proprietary MINT peptide library or otherwise advise.
2. We note your response to prior comment 9 and reissue in part. In addition to disclosing your belief of their potential results when you state your belief that they may extend the duration of exposure to NuSH analog peptides, please revise your
 December 26, 2024
Page 2

       disclosure in your summary section to explain what prodrugs and antibody peptide conjugates are.
Our Pipeline and Programs, page 6

3. We note your response to prior comment 11 and reissue in part. Please revise your pipeline table to qualify your statement regarding the next anticipated milestone with respect to the MET-097i + MET-233i combination program. In this regard, we note that sufficient safety might not be established in the MET-233i Phase 1 trial.
Summary Risk Factors, page 10

4. We note your response to prior comment 4 and reissue in part. Please revise your summary risk factor to disclose that you are currently conducting trials outside of the
       United States.
       Please contact Tracie Mariner at 202-551-3744 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Chris Edwards at 202-551-6761 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   B. Shayne Kennedy